Exhibit 99.1

Saul Simon, Seasoned Executive with Decades of Experience
in Building Industry-Leading Automation Platforms,
Joins Nano Dimension’s Board of Directors

Waltham, Massachusetts, June 02, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), an industry leader in Additively Manufactured Electronics (AME) and Micro Additive Manufacturing (Micro-AM), today announced the appointment of Saul Simon to the Board of Directors of the Company, effective immediately.

Mr. Simon has decades of experience building industry-leading automation platforms in the fields of man-machine interface, software development tools, natural language processing, data science and user-oriented AI systems. He is an expert on identifying situations where technology innovation provides a potential breakthrough in business performance, working intimately with research and development (R&D) ensuring the product is spot on and timely delivered.

While working for Signals Analytics Ltd. in 2013-2019, a customized big data analysis automated research provider, Mr. Simon conceived a fully automated “production line” platform and worked closely with R&D to build it. This AI-based platform removed over 95% of the manual effort, handled an order of magnitude more data, and delivered remarkably more accurate results.
Signals Analytics was acquired by Kenshoo in 2020.

In addition, while at Pontis Ltd. in 2009-2013, which provided a powerful promotion engine to telecom companies worldwide, Mr. Simon implemented a fully automated, closed-loop target marketing solution that removed 95% of the labor with striking targeting precision.

Pontis was acquired by Amdocs Limited.

While working for Retalix Ltd. in 1998-2009, Mr. Simon invented a groundbreaking Loyalty and Promotion platform. As the best-selling product in its space for several years, it was also selected by Gartner as the number 1 product in its category for 3 years in succession.

Retalix was acquired by NCR Corporation.

Mr. Simon is a Major (Ret.) and served in the air force as a Phantom F-4 and F-15 fighter pilot.

He is a graduate with distinction of the Israeli Air Force Academy and received a Bachelor of Science degree in Mathematics and Computer Science from Tel Aviv University.

Mr. Yoav Stern, Nano Dimension’s Chairman and Chief Executive Officer, commented, “Saul’s background in deep-learning and artificial intelligence, combined with a unique capability to identify and develop the path from technologies through products to business models, will have a significant contribution to our board’s ability to lead and monitor the Company’s efforts in these fields.  We are looking forward to an exciting cooperation.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on demand, anytime, anywhere.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs® and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system. Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software.  It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs®, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses Mr. Simon’s contributions to the Company’s board of directors. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

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